Exhibit 99.4

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the inclusion in this Annual Report on Form 40-F of Denison Mines Corp. (the Company) of our report dated March 18, 2008 relating to the consolidated financial statements which appears in an exhibit to this Annual Report on Form 40-F.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
Canada
March 18, 2008
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.